UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   April 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Agreement on Terms of Merger - 23 April 2007


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 23, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: April 23, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.



                                                                   23 April 2007

                             For immediate release


          ABN AMRO AND BARCLAYS ANNOUNCE AGREEMENT ON TERMS OF MERGER


The Managing Board and Supervisory Board of ABN AMRO Holding N.V. ("ABN AMRO") and the Board of Directors of Barclays PLC ("Barclays") jointly announce that agreement has been reached on the combination of ABN AMRO and Barclays. Each of the Boards has unanimously resolved to recommend the transaction to its respective shareholders. The holding company of the combined group will be called Barclays PLC.


The proposed merger of ABN AMRO and Barclays will create a strong and competitive combination for its clients with superior products and extensive distribution. The merged group is expected to generate significant and sustained future incremental earnings growth for shareholders.


The combination of ABN AMRO and Barclays will benefit from a diversified customer base and geographic mix. The proposed merger will create:


- A leading force in global retail and commercial banking, with world class products:

          -47 million customers, approximately 90 per cent. of whom are in seven key markets

          -One of the world's leading transaction banking platforms offering world class payment and trade finance solutions

          -A top five card issuer outside the US with approximately 27m cards.


- A premier global investment bank that is a leader in risk management and financing with an enhanced product offering across a broader geographical footprint


- The world's largest institutional asset manager, with enhanced retail distribution capabilities and complementary products ensuring delivery of world class products and services to a wider customer base


- The world's eighth largest wealth manager, with a leading European onshore franchise and highly attractive positions in growth markets


Merger Highlights


- The proposed merger will be implemented through an exchange offer pursuant to which ABN AMRO ordinary shareholders will receive 3.225 ordinary shares in Barclays ("New Barclays Shares") for each existing ABN AMRO ordinary share (the "Offer"). Under the terms of the Offer, Barclays existing ordinary shareholders will own approximately 52 per cent. and ABN AMRO existing ordinary shareholders will own approximately 48 per cent. of the combined group


- Based on the share price of Barclays ordinary shares on 20 April 2007, the Offer values each ABN AMRO ordinary share at EUR36.25 taking into account that ABN AMRO ordinary shareholders will be entitled to receive the declared EUR0.60 2006 final dividend. In addition, depending on the timetable to completion, ABN AMRO ordinary shareholders will also benefit from Barclays 2007 final dividend, which has a greater final dividend to total dividend weighting than ABN AMRO. The implied value of the Offer represents a premium for ABN AMRO shareholders of approximately:

       33 per cent. to the share price of ABN AMRO ordinary shares on 16 March 2007, the last trading day prior to the announcement that ABN AMRO and Barclays were in talks

       49 per cent. over the average share price of ABN AMRO ordinary shares in the 6 months up to and including to 16 March 2007


- The combined group will have a UK corporate governance structure with a unitary Board. Arthur Martinez will be the Chairman, John Varley will be the Chief Executive Officer, and Bob Diamond will be President. The new board will initially consist of 10 members from Barclays and 9 members from ABN AMRO


- Barclays will be the holding company for the combined group. The UK Financial Services Authority ("FSA") and De Nederlandsche Bank ("DNB") have agreed that the FSA will be the lead supervisor of the combined group


-    The head office of the combined group will be located in Amsterdam


- ABN AMRO and Barclays estimate that the combination will result in annual pre-tax synergies of approximately EUR3.5bn by 2010, approximately 80 per cent. of which is expected to result from cost synergies and the remainder from revenue benefits. Capturing the expected synergies will assist the management of the combined group in achieving top quartile cost: income ratios across all businesses by 2010


- Bank of America Corp has today agreed to acquire LaSalle Bank Corporation ("LaSalle") for US$21 billion and is expected to complete this acquisition before completion of the Offer. The completion of the sale of LaSalle is a condition of the Offer. Taking into account the excess capital released by the sale of LaSalle, it is expected that approximately EUR12 billion will be distributed to the shareholders of the combined group in a tax efficient form primarily through buy backs after completion of the Offer. The full value of the sale of LaSalle on these terms is reflected in the exchange ratio of the proposed merger. The combined group will continue to be a leading franchise in investment banking and investment management in the US. The combined group will continue to explore opportunities to develop its existing US businesses


- It is expected that the proposed merger will lead to significant accretion in ABN AMRO's 2008 cash earnings per share for accepting ABN AMRO ordinary shareholders and is expected to be 5 per cent. accretive to Barclays cash earnings per share in 2010. The Board of Barclays expects that the return on investment will be approximately 13 per cent. in 2010.


-    The proposed  merger is expected to complete  during the fourth  quarter of
     2007


Current Trading


On 16 April 2007, ABN AMRO issued a trading statement announcing a strong improvement in the operating result, leading to a 30 per cent. increase in earnings per share from continuing operations compared to the first quarter of 2006.


Barclays profit before tax for the first quarter of 2007 was 15 per cent. ahead of the first quarter of 2006. Excluding gains from the sale and leaseback of property, profit before tax grew 10 per cent. Performance was particularly strong at Barclays Capital which had its best quarter ever. Barclays expects to announce its customary trading update on 24 May 2007.


Rijkman Groenink, the Chairman of the Managing Board of ABN AMRO, said:


"This proposed merger fits well with our strategic objective to provide significant and sustained value for our shareholders. We believe that merging with Barclays will unite our significant complementary strengths and create long-term value for our shareholders. I am excited about the opportunities this merger brings and look forward to the next phase of ABN AMRO's future."


John Varley, the CEO of Barclays, said:


"This proposed merger represents a unique opportunity to create a new competitive force in financial services, which will deliver benefits for our customers and clients and generate sustained growth and additional value for our owners. The proposed merger will significantly enhance stand-alone product development capabilities and distribution. Our combined geographic reach will ensure exposure to both developed and high growth developing economies."


The Managing Board and Supervisory Board of ABN AMRO consider that the Offer is in the best interests of ABN AMRO and all of its shareholders and have each unanimously resolved to recommend the Offer for acceptance by the shareholders of ABN AMRO.


ABN AMRO Bank N.V. (Corporate Finance), Lehman Brothers Europe Limited, Morgan Stanley & Co. Limited, N M Rothschild & Sons Limited and UBS Limited are acting as financial advisers to the Managing Board of ABN AMRO. Morgan Stanley & Co Limited and UBS Limited have each provided a fairness opinion to the Managing Board of ABN AMRO. Goldman Sachs International has provided a fairness opinion to the Supervisory Board of ABN AMRO.


The Board of Barclays, which has received financial advice from Barclays Capital, Citi, Credit Suisse, Deutsche Bank, JPMorgan Cazenove and Lazard (collectively, the "Barclays Advisers") considers that the terms of the Offer are fair and reasonable. In providing their advice to the Board, the Barclays Advisers have relied upon the Board's commercial assessment of the Offer.


The Board of Barclays also considers the resolutions to be proposed in connection with the Offer to be in the best interests of Barclays and Barclays shareholders as a whole. Accordingly, the Board has resolved unanimously to recommend that Barclays shareholders vote in favour of such resolutions.



1. Compelling Strategic Rationale


The proposed combination of ABN AMRO and Barclays will create one of the world's leading universal banks. Both ABN AMRO and Barclays operate in a sector which is still fragmented in comparison to other global industries. Universal banking is the model best equipped for success in an industry where customer needs are converging and where demand-led growth will be significant across the globe. Harmonisation of customer needs is already well advanced in investment banking and investment management and is increasingly apparent in retail and commercial banking.


The proposed merger brings together two sets of high quality product capabilities and brands, which are well placed to create growth for shareholders from the relationship extension opportunities that exist in a combined base of 46 million personal and 1.4 million commercial customers.


The combined group will have a simple and transparent management structure. The management team will be clearly accountable for delivering sustained incremental earnings growth and value for shareholders by leading strong performance from the underlying businesses and by capturing the substantial synergies made available by the merger.


There will be two principal business groupings within the combined group, Global Retail and Commercial Banking ("GRCB") and Investment Banking and Investment Management ("IBIM"). GRCB will be led by Frits Seegers, currently CEO of GRCB in Barclays. IBIM will be led by Bob Diamond, Barclays Group President.


GLOBAL RETAIL AND COMMERCIAL BANKING


ABN AMRO and Barclays bring together two sets of highly complementary geographies. Approximately 90 per cent. of the combined group's branches will be in seven countries. In Europe the combination will have leading franchises in the UK and the Netherlands and attractive positions in the Italian, Spanish and Portuguese markets. Additionally, the combination will have significant exposure to the high growth developing economies of Brazil and South Africa offering substantial revenue and profit growth opportunities. The combined group will also leverage on ABN AMRO's fast growing Asian business.


Customers will benefit from the enhanced  product  capabilities  of the combined
group   drawing  on,  for   example,   ABN  AMRO's   global  cash  and  payments
infrastructure and Barclays expertise in credit cards.


ABN AMRO and Barclays are both recognised leaders in commercial banking. They both have substantial market positions in the mid-market segment. The merger will accelerate Barclays ambition to develop its business banking activities globally. The franchise will be further strengthened by the linkage between a strong investment banking product range and the track record of both ABN AMRO and Barclays in selling investment banking products to mid-market clients across the combined group's broad geographic footprint.


There is significant opportunity for increased cost efficiency through the optimisation of the operating infrastructure and processes.

INVESTMENT BANKING


The combination of ABN AMRO and Barclays will support the ambition to be the premier global investment bank in risk management and financing through enhanced product expertise and broader geographic exposure. Barclays existing product capabilities will be considerably enhanced, particularly in commodities, FX, equities, M&A, corporate broking, structured credit and private equity and its geographic and client reach will also be extended significantly into Asia, Latin America and Continental Europe. The combined investment bank will operate on the Barclays Capital scaleable platform and will target an alignment to a top quartile cost:income ratio by 2010.


WEALTH MANAGEMENT


The combination of ABN AMRO and Barclays will create the world's eighth largest wealth manager, with a leading European onshore franchise with leading positions in the Netherlands and UK, a strong European franchise across Germany, Belgium, France and Spain and attractive growing positions in Asia and Brazil. The product development capabilities of the combined asset management business together with an extensive distribution network will allow the merged business to benefit from favourable demographic trends and increasing demand-led client volumes.


ASSET MANAGEMENT


The combined group will be the world's largest institutional asset manager. Barclays Global Investors' world leading index-based, exchange traded fund and quantitative active capabilities will be complemented by ABN AMRO's active fundamental based capabilities. There are expanded opportunities for retail distribution of the current product set including BGI's rapidly growing iShares exchange traded funds.



2. Significant Cost Synergies and Revenue Benefits


Potential synergies arising from the combination have been assessed by a joint team from ABN AMRO and Barclays through a detailed bottom up approach involving business leaders from both banks. Capturing the expected synergies will assist the management of the combined group in achieving top quartile cost:income ratios across all businesses by 2010.


Below is a summary of the estimated pre-tax annual cost synergies and revenue benefits that are expected to be realised in the three calendar years commencing 2008.

EURm pre tax annual                  2008e             2009e             2010e

Cost                                   870             2,080             2,800
Revenue                               (470)                -               700
Total                                  400             2,080             3,500


The estimated 2010 annual pre-tax cost synergies are equivalent to approximately 9 per cent. of 2006 combined group costs excluding LaSalle and revenue benefits are equivalent to approximately 1 per cent. of combined group revenues excluding LaSalle. Of the estimated cost synergies of EUR2,800m, approximately 57 per cent. relate to headcount rationalisation; 29 per cent. are derived from a reduction in IT and telecoms hardware, software and development spend; and the remaining 14per cent. is derived from a number of sources including property and discretionary spend.


GLOBAL RETAIL AND COMMERCIAL BANKING


It is estimated that the pre-tax annual cost synergies in retail and commercial banking will be EUR1,650m in 2010, representing approximately 10 per cent. of the combined retail and commercial cost base excluding LaSalle. The cost synergies are expected to result from the consolidation of the retail and commercial banking activities into a universal banking model including:


   - best practice off-shoring, improved procurement and real estate rationalisation

   - the consolidation of data centres and supporting IT networks

   - the use of ABN AMRO's trade and payments back office operations in the Barclays network and integration of card operations under Barclaycard

   - the reduction of overlaps in management structures and the retail and commercial operations in the eight overlapping countries.


Revenue benefits are estimated to amount to at least EUR150m pre-tax in 2010, which is equivalent to 0.5 per cent. of combined revenues. These are expected to be primarily derived from extending ABN AMRO's broader cash management product offering, increasing ABN AMRO's revenue per credit card towards Barclays comparable levels and realising the network benefits of the increased global market presence.


INVESTMENT BANKING

The estimated annual pre-tax cost synergies in investment banking in 2010 are expected to amount to approximately EUR850m. Pre tax cost synergies are equivalent to 8 per cent. of combined costs. The cost synergies are expected to be derived from the integration of the two banks operations onto one operating platform and subsequent reduction of back office staff and non-staff cost.


It is estimated that revenue benefits, net of assumed revenue attrition, in investment banking in 2010 will be EUR500m pre-tax, equivalent to 3 per cent. of combined revenues. These benefits are expected to be derived from offering a stronger and broader product set to the combined client base and building on the productivity gains within ABN AMRO's investment banking operations. It is expected that, in addition to the revenue benefits, the combined business will continue to be able to deliver attractive organic growth consistent with Barclays Capital's existing prospects.

OTHER SYNERGIES

It is estimated that further cost synergies of EUR200m will arise from the rationalisation of the two head offices and approximately EUR100m will arise from the reduction of overlap in wealth and asset management.


Further revenue benefits of approximately EUR50m are estimated to arise primarily in the wealth and asset management businesses as a result of the enhanced distribution capabilities of the combined group.


INTEGRATION COSTS


The total pre-tax integration cost of realising the synergy benefits is estimated to be EUR3,600m of which approximately EUR2,160m is expected to be incurred in 2008, approximately EUR1,080m is expected to be incurred in 2009 and approximately EUR360m is expected to be incurred in 2010. Employee rights will be safeguarded under applicable law and any redundancies will be subject to the applicable process of employee consultation.


OVERVIEW OF HEADCOUNT RATIONALISATION


ABN AMRO and Barclays have identified the possibility of rationalising the number of staff of the combined group through a combination of natural attrition, offshoring and outsourcing as well as redundancies. The rationalisation of headcount is expected to be implemented over 3 years following completion of the Offer.


The reduction in staff is a necessary part of the envisaged synergies from the combination of the two banks. Part of the expected staff reduction will be through establishing shared services and offshoring those positions to low cost locations, such as India where new staff will be recruited at ABN AMRO's existing ACES operations.


It is expected that the combination of Barclays and ABN AMRO will result in a net reduction in staff of approximately 12,800. In addition, it is expected that approximately 10,800 full-time equivalent positions will be offshored to low-cost locations. This will impact a gross total of approximately 23,600 full-time equivalent positions of the combined work force of approximately 217,000. (Barclays has c.123,000 employees, ABN AMRO c.94,000 excluding LaSalle)


ABN AMRO and Barclays are aware of the fact that these measures can have difficult consequences for a number of staff. When it comes to matters affecting our staff, both ABN AMRO and Barclays have a good reputation and are committed to that reputation. ABN AMRO and Barclays will inform and consult with the appropriate employee representative bodies in the relevant countries and will seek all necessary regulatory consents before taking decisions in relation to these anticipated effects of the merger. ABN AMRO and Barclays will honour all agreements with their respective unions.



3. Board Composition


The combined group will have a UK corporate governance structure with a unitary Board. Arthur Martinez will be the Chairman, John Varley will be the CEO and Bob Diamond will be the President. Marcus Agius will become Deputy Chairman of the combined group and will remain Chairman of Barclays Bank plc. It is intended that he will succeed Arthur Martinez as Chairman of the combined group when Arthur Martinez retires. In addition to the Chairman and Deputy Chairman, there will be 12 non-executive directors, with 5 initially nominated by Barclays and 7 initially nominated by ABN AMRO. Rijkman Groenink, the current Chairman of the Managing Board of ABN AMRO will be one of the non-executive directors appointed by ABN AMRO. In addition to the CEO and President, the new Board will include Frits Seegers, Huibert Boumeester, and Chris Lucas as executive directors.



4. Management and Operating Model


The head office of the combined group will be located in Amsterdam. Management of the combined group will be the responsibility of a Group Executive Committee, which will be chaired by the Group CEO and will consist of:

   - John Varley, Group Chief Executive

   - Bob Diamond, Group President and CEO of IBIM

   - Frits Seegers, CEO of GRCB

   - Piero Overmars, CEO of Continental Europe and Asia, GRCB

   - Ron Teerlink, Chief Operating Officer of GRCB

   - Paul Idzik, Group Chief Operating Officer

   - Chris Lucas, Group Finance Director

   - Huibert Boumeester, Group Chief Administrative Officer


Wilco Jiskoot will become a Vice Chairman of Barclays Capital with senior responsibility for client relationships.


Investment Banking and Investment Management will be headquartered in London and will comprise:

   - Barclays Capital which will incorporate Barclays Capital and ABN AMRO Global Markets and Global Clients and ABN AMRO Private Equity businesses

   - Barclays Global Investors and ABN AMRO Asset Management

   - Wealth Management which will incorporate Barclays Wealth and ABN AMRO Private Clients


Global Retail and Commercial Banking will be headquartered in Amsterdam and will incorporate the retail & commercial banking operations of the combined group, including:

   - Barclays UK Retail Banking and UK Business Banking, International Retail and Commercial Banking and Barclaycard Operations

   - ABN AMRO's Transaction Banking, BU Netherlands, BU Europe (ex Global Markets), Antonveneta, BU Latin America and BU Asia



5. Regulation and Tax


The FSA and DNB have agreed that the FSA will be lead supervisor of the combined group and that the DNB and FSA will be the consolidated supervisors of the ABN AMRO and Barclays groups respectively. The FSA and DNB will agree the detail of how the close working relationship between them will work to achieve effective supervision of the combined group.


Barclays, which will be the holding company for the combined group, will remain UK incorporated, and is expected to remain UK tax resident.



6. Capital Management and Dividend Policy


ABN AMRO Bank N.V. and Barclays Bank PLC will seek to maintain their strong credit ratings. The combined group will take a disciplined approach to capital optimisation and will target an Equity Tier 1 ratio of 5.75 per cent. and a Tier 1 ratio of 7.75 per cent., which broadly approximate to the current pro forma ratios for the combined group. It has been assumed, for the purpose of estimating financial effects, that excess equity over and above the target Equity Tier 1 ratio after accounting for dividends and organic growth in risk weighted assets would be returned to shareholders by way of share buybacks.


It is expected that the combined group will maintain Barclays and ABN AMRO's progressive dividend policy and that dividends per share will grow approximately in line with earnings per share over the longer term. With the combined group's annual dividend approximately twice covered by cash earnings, the management of the combined group believe that balance between income distribution to shareholders and earnings retention to fund growth is appropriate. It is also expected that the combined group will continue Barclays practice of weighting the annual dividend towards the final dividend to maintain flexibility. It is not expected that the dividends per share in 2008 will be materially different to the dividend Barclays would have expected to distribute to shareholders had the merger not occurred. The combined group will present financial statements in Euro and shareholders will be able to receive dividends in either Sterling or Euro.



7. Terms of the Offer


The Offer values each ABN AMRO ordinary share at EUR36.25 based on the share price of Barclays ordinary shares on 20 April 2007 taking into account that ABN AMRO ordinary shareholders will be entitled to receive the declared EUR0.60 2006 final dividend. In addition, depending on the timetable to completion, ABN AMRO ordinary shareholders will also benefit from Barclays 2007 final dividend, which has a greater final dividend to total dividend weighting than ABN AMRO.


Subject to the satisfaction or waiver of certain pre-Offer conditions, Barclays will make the Offer to ABN AMRO ordinary shareholders pursuant to which they will receive:


3.225 New Barclays Shares for every 1 ABN AMRO ordinary share


0.80625 New Barclays ADSs for every 1 ABN AMRO ADS


The total consideration equates to EUR67 billion and the implied value per ABN AMRO ordinary share represents a price to 2006 reported earnings multiple of
14.2 times and a price to 2006 book multiple of 2.8 times. The Offer represents a premium for ABN AMRO ordinary shareholders of approximately:


33 per cent. to the share price of ABN AMRO ordinary shares on 16 March 2007, the last trading day prior to the announcement that ABN AMRO and Barclays were in talks

49 per cent. over the average share price of ABN AMRO ordinary shares in the 6 months up to and including to 16 March 2007


Under the terms of the Offer, existing ABN AMRO ordinary shareholders will own approximately 48 per cent. of the issued ordinary share capital of the combined group and existing Barclays ordinary shareholders would own approximately 52 per cent. of the issued ordinary share capital of the combined group, assuming all of the ABN AMRO ordinary shares and ADSs currently in issue are tendered under the Offer.


It is expected the proposed merger will lead to significant accretion in ABN AMRO's cash earnings per share for accepting ABN AMRO ordinary shareholders on completion of the Offer. For accepting ABN AMRO ordinary shareholders, dividend income from their ownership of New Barclays Shares would have been 28 per cent. higher than the dividend income from their ABN AMRO ordinary shares on the basis of ABN AMRO and Barclays 2006 dividends. It is expected that the proposed merger will be 5 per cent. accretive to Barclays cash earnings per share in 2010. The directors of Barclays expect that the return on investment will be approximately 13 per cent. in 2010.


Barclays intends to put forward a proposal for all the depository receipts which represent the ABN AMRO convertible financing preference shares consistent with the terms of the prospectus dated 31 August 2004 relating to the ABN AMRO convertible financing preference shares. A cash offer will be made for the issued and outstanding formerly convertible preference shares of EUR27.65, the closing price on 20 April 2007. The aggregate consideration payable for the formerly convertible preference shares will be in the region of EUR1.2 million.


The members of ABN AMRO's Managing Board and Supervisory Board have each agreed to undertake to tender all ABN AMRO ordinary shares held by them under the Offer, such undertakings being revocable jointly with their recommendations.


It is intended that holders of options and awards under ABN AMRO share schemes will be offered the ability to exercise their options or awards or, where practicable, the opportunity to roll their awards over into shares of the combined group subject to certain terms.



8. The New Barclays Shares


Application will be made to the UKLA and the London Stock Exchange ("LSE") for the New Barclays Shares to be admitted to the Official List and to trading on the LSE. Barclays will also apply for a secondary listing on Euronext Amsterdam N.V.'s Eurolist by Euronext.


ABN AMRO and Barclays have received confirmation from the FTSE and Euronext that, following the Offer, the ordinary shares of the combined group are expected to qualify for inclusion with a full weighting in the UK Series of the FTSE indices including the FTSE 100 Index and in the AEX-Index (subject to the 15 per cent. maximum weighting).


It is expected that listing on the LSE will become effective and dealings, for normal settlement, will begin shortly following the date on which Barclays announces that all conditions to the Offer have been satisfied or waived. Listing on Euronext Amsterdam will become effective and dealings, for settlement through Euroclear Netherlands, will begin on or around the same date.


It is expected that applications will be made to list the New Barclays Shares and the new Barclays ADSs which represent such New Barclays Shares, on the New York Stock Exchange and also to list the New Barclays Shares on the Tokyo Stock Exchange. Further details on settlement, listing and dealing will be included in the Offer documentation.


The New Barclays Shares will be issued credited as fully paid and will rank pari passu in all respects with existing Barclays ordinary shares and will be entitled to all dividends and other distributions declared or paid by Barclays by reference to a record date on or after completion of the Offer but not otherwise. Barclays pays dividends semi-annually. It is expected that the record date for the interim dividend declared by Barclays in respect of 2007 will be before completion of the Offer. ABN AMRO shareholders are expected to be entitled to receive and retain the ABN AMRO interim dividend in respect of 2007 (expected to be paid on 27 August 2007).


Further details of the rights attaching to the New Barclays Shares and a description of any material differences between the rights attaching to those shares and the ABN AMRO ordinary shares will be set out in the Offer documentation.



9. Sale of LaSalle


Separate to this announcement, ABN AMRO today also announced the sale of LaSalle to Bank of America for US$21 billion in cash. ABN AMRO will retain its North American capital markets activities within its Global Markets unit and Global Clients divisions as well as its US Asset Management business. The sale of LaSalle is expected to be completed in Q4 2007 and is subject to regulatory approvals and other customary closing conditions. The agreement with Bank of America permits ABN AMRO to execute a similar agreement for a higher offer for the business for a period of 14 calendar days from 22 April 2007, permits Bank of America to match any higher offer and provides for a termination fee of US$200 million payable to Bank of America if the agreement is terminated under certain limited circumstances. The purchase price is subject to certain adjustments linked to the financial performance of LaSalle before the closing of the sale to Bank of America.


The consummation of the sale of LaSalle is an offer condition to the proposed merger. Taking into account the excess capital released by the sale of LaSalle, it is estimated that approximately EUR12 billion will be distributed to the shareholders of the combined group in a tax efficient form, primarily through buy backs, after completion of the merger.


As at 31 December 2006, LaSalle had more than US$113 billion in tangible assets and a tangible book value of US$9.7 billion, adjusted for businesses retained and the previously announced sale of the mortgage operations unit and presented on a US GAAP basis. For the year ended 31 December 2006, LaSalle, presented on the same basis, had net income of US$1,035 million. On the basis of the above, the purchase price of US$21 billion represents a 2006 price to earnings multiple of 20.3 and a 2006 price to tangible book value multiple of 2.2.


10. The Merger Protocol


The expectation that ABN AMRO and Barclays would reach an agreement on the intended Offer was realised after meetings of the Barclays Board in London and the ABN AMRO Managing Board and Supervisory Board in Amsterdam. Following those meetings, ABN AMRO and Barclays entered into a merger protocol (the "Merger Protocol").


The commencement of the Offer is subject to the satisfaction or waiver of certain pre-Offer conditions customary for transactions of this type and certain other pre-Offer conditions including those summarised in Appendix III. When made, the Offer will be subject to the satisfaction or waiver of certain Offer conditions customary for transactions of this type and certain other Offer conditions including those summarised in Appendix III.


The terms of the Merger Protocol restrict ABN AMRO from initiating or encouraging discussions or providing confidential information in relation to any proposal which may form an alternative to the Offer. However, ABN AMRO's Boards may withdraw their recommendations of the Offer if their Boards, acting in good faith and observing their fiduciary duties to best serve the interests of ABN AMRO and all its stakeholders, determine an alternative offer to be more beneficial than the Offer. ABN AMRO's Boards will not recommend a competing offer unless Barclays has first had the opportunity to make a revised proposal for ABN AMRO.


If the Merger Protocol is terminated as a result of material breach or withdrawal of recommendation then the other party must pay a break fee of EUR200m. Until such termination no other break fees can be agreed with third parties.


The exchange ratio of the Offer will be adjusted to reflect certain capital raisings or capital returns by either party prior to completion of the Offer. Any reduction in the price paid for LaSalle below $21 billion will be treated as a capital return by ABN AMRO and the exchange ratio will be adjusted accordingly.



11. Process and Indicative Timetable


ABN AMRO and Barclays will seek to obtain all necessary regulatory and competition approvals and clearances and will complete all requisite employee consultation and information processes as soon as reasonably possible with a view to receiving the required regulatory, competition and other consents or approvals for the Offer.


As soon as reasonably practicable after the pre-Offer conditions have been satisfied or waived, the transaction documentation will be posted to shareholders, including Offer documentation to ABN AMRO shareholders and a circular to Barclays shareholders seeking approval for the transaction.


If the Offer is declared unconditional, it is intended that ABN AMRO's listings of ordinary shares and formerly convertible preference shares on Eurolist by Euronext Amsterdam N.V. will be terminated as soon as possible. Furthermore, subject to the necessary thresholds being reached, Barclays expects to initiate the squeeze out procedures permitted by law in order to acquire all ABN AMRO shares held by minority shareholders or take such other steps to terminate the listing and/or acquire shares not otherwise acquired by it, including effecting a legal merger if appropriate.


Indicative timetable


July 2007            Publication of Offer documentation, Prospectus and Barclays circular to shareholders


August 2007          Extraordinary General Meeting of Barclays shareholders to
                     approve the Offer


August 2007          Extraordinary General Meeting of ABN AMRO shareholders to
                     consider the Offer


Fourth Quarter 2007  Settlement of the Offer


The indicative time table is included for illustrative purposes only and may be subject to change. The timeframe between this announcement and the publication of the Offer documentation is primarily driven by anticipated regulatory requirements.



12. Advisors


Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, JPMorgan Cazenove Limited and Lazard & Co., Limited are acting as financial advisers for Barclays. Clifford Chance LLP and Sullivan and Cromwell LLP are acting as legal advisers to Barclays.


ABN AMRO Bank N.V. (Corporate Finance), Lehman Brothers Europe Limited, Morgan Stanley & Co. Limited, N M Rothschild & Sons Limited and UBS Limited are acting as financial advisers for ABN AMRO. Goldman Sachs International is acting as exclusive financial adviser to the Supervisory Board of ABN AMRO. Nauta Dutilh N.V., Allen & Overy LLP and Davis Polk & Wardwell are acting as legal advisers to ABN AMRO.


                    Investor, Analyst and Press Information


BARCLAYS AND ABN AMRO PRESENTATION TO ANALYSTS AND INVESTORS


Barclays and ABN AMRO today announced their agreement on a merger.


A meeting for analysts and institutional investors will be hosted by John Varley, Barclays Group Chief Executive, Rijkman Groenink, Chairman of the Managing Board of ABN AMRO and Chris Lucas, Barclays Group Finance Director. The details of the meeting are as follows:


- Venue: 1 Churchill Place, Canary Wharf, London E14 5HP. The nearest station is Canary Wharf, Docklands Light Railway and Jubilee Line


- Date & Time: 23 April 2.00pm - 3.30pm (BST) (3.00pm - 4.30pm (CET)) for a prompt start. Registration will commence at 1.30pm (BST) and coffee will be served.


Please note as seating is limited, it may be necessary to restrict the number of attendees from each institution.


- Slide presentation packs will be available at

www.investorrelations.barclays.com and at www.investor.abnamro.com shortly.


If you are unable to attend the meeting in person, you can listen through any of the following options:


- a live webcast of the event is available at www.investorrelations.barclays.com and at www.investor.abnamro.com

- a live conference call by dialling 0845 359 0170 (UK), 0800 022 9132 (NL) or +44 (0)20 3003 2648 (all other locations) and quoting 'Barclays Update'.


The webcast and live conference call provide an opportunity to listen remotely (listen only mode) to the live presentation and join in the Q&A session. A replay of the conference call will be available by dialing 020 8196 1998 (UK), 0207 084 179 (NDL) and +44 (0) 20 8196 1998 (all other locations) and entering the access code: 815886#.


BARCLAYS AND ABN AMRO PRESS CONFERENCES


Barclays and ABN AMRO today will hold press conferences for members of the media in Amsterdam and London.


The press conferences which will be hosted by Rijkman Groenink, Chairman of the Managing Board of ABN AMRO and John Varley, Barclays Group Chief Executive. The details of the press conferences are as follows:


Amsterdam press conference:

- Venue: Gustav Mahlerlaan 10, 1000 EA Amsterdam. The nearest railway and metro station is Amsterdam Zuid-WTC.


- Time: 0900 (CET) (0800 BST)


London press conference:

- Venue: 1 Churchill Place, Canary Wharf, London E14 5HP. The nearest station is Canary Wharf, Docklands Light Railway and Jubilee Line


- Time: 1215 BST (1315 CET).


The press conferences can also be accessed through any of the following options:


- a live webcast of the event is available at www.abnamro.com (Amsterdam Press Conference) and www.newsroom.barclays.com (UK press conference)

- a live conference call by dialling 0845 301 4070 (UK), 0800 024 9997 (NL) or +44 (0)20 3003 2648 (all other locations) and quoting Barclays and ABN AMRO Press Conference Amsterdam or Barclays and ABN AMRO Press Conference London as appropriate.


There will be a separate conference call for Newswires:

- Time: 0800 (CET) (0700 BST)


The dial in details are as follows and those participating will need to ask for the Barclays and ABN AMRO Newswires call


From the UK:                                                    0845 359 0170

From the Netherlands:                                           0800 022 9132

From all other countries:                                       +44 20 3003 2648

The conference calls will be recorded and available for 4 weeks. Replay access details are shown below:

From the UK:                                                    020 8196 1998

From the Netherlands:                                           0207 084 179

From all other countries:                                       +44 20 8196 1998


Newswires conference call replay PIN number:                    509497#

Netherlands Press Conference replay PIN number:                 101629#

UK Press Conference replay PIN number:                          515286#


A video interview with John Varley, Group Chief Executive of Barclays, can be viewed on Barclays website www.barclays.com where it is also available in audio and transcript.


Enquiries:


ABN AMRO

ANALYSTS AND INVESTORS

Richard Bruens                                                  +31 20 6287835
Alex van Leeuwen                                                +31 20 6287835
Dies Donker                                                     +31 20 6287835
Alexander Mollerus                                              +31 20 6287835


MEDIA

Jochem van de Laarschot                                         +31 20 6288900
Neil Moorhouse                                                  +31 20 6288900
Piers Townsend                                                  +44 207 678 8244


Barclays

ANALYSTS AND INVESTORS

Mark Merson                                                     +44 20 7116 5752
James S Johnson                                                 +44 20 7116 2927


MEDIA

Stephen Whitehead                                               +44 20 7116 6060
Alistair Smith                                                  +44 20 7116 6132


This announcement is a public announcement as defined in section 9b paragraph 2 subsection a and d of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).


About ABN AMRO


ABN AMRO is a prominent international bank with a clear focus on consumer and commercial clients in our local markets and focus globally on select multinational corporations and financial institutions, as well as private clients. ABN AMRO ranks eighth in Europe and 13th in the world based on total assets, with more than 4,500 branches in 53 countries, a staff of more than 105,000 full-time equivalents and total assets of EUR 987 billion (as at 31 December 2006). Pro forma 2006 attributable profits excluding LaSalle were EUR3,636m. Pro forma total assets excluding LaSalle were EUR901bn (as at 31 December 2006). Further information about ABN AMRO can be found on our website www.abnamro.com


About Barclays


Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.


Other information

Future SEC Filings and this Filing: Important Information


In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays expects it will file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation
Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.


INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.


Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, once they are filed with the SEC.


This document shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities in such a proposed transaction, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This document contains certain forward-looking  statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO's and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. ABN AMRO and Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO's and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group's future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO's website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC's website at www.sec.gov.


Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.


Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The availability of the Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the "Restricted Jurisdictions"). Such persons should inform themselves about and observe any applicable requirements.

The Offer will not be made, directly or indirectly, in any Restricted Jurisdiction unless by means of lawful prior registration or qualification under the applicable laws of the Restricted Jurisdiction, or under an exemption from such requirements. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in, into or from such Restricted Jurisdiction. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the Offer invalid.

The New Barclays Shares to be issued pursuant to the Offer have not been, and will not be, admitted to trading on any stock exchange other than the London Stock Exchange, Euronext Amsterdam, the New York Stock Exchange and the Tokyo Stock Exchange.

Barclays Capital, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Barclays Capital nor for providing advice to any other person in relation to the Offer.


Citigroup Global Markets Limited ("Citigroup"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Citigroup nor for providing advice to any other person in relation to the Offer.


Credit Suisse Securities (Europe) Limited ("Credit Suisse"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser, joint sponsor and joint corporate broker to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Credit Suisse nor for providing advice to any other person in relation to the Offer.


Deutsche Bank AG ("Deutsche Bank"), which is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting as joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Deutsche Bank nor for providing advice to any other person in relation to the Offer.


JPMorgan Cazenove Limited ("JPMorgan Cazenove"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser, joint sponsor and joint corporate broker to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of JPMorgan Cazenove nor for providing advice to any other person in relation to the Offer.


Lazard & Co., Limted, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Lazard nor for providing advice to any other person in relation to the Offer.

ABN AMRO Bank N.V. (Corporate Finance) is acting as financial adviser exclusively to ABN AMRO Holding N.V. and to no one else in connection with the Offer and will not regard any other person as a client in relation to the Offer and will not be responsible to anyone other than ABN AMRO Holding N.V. for providing the protections afforded to the clients of ABN AMRO Bank N.V. (Corporate Finance) nor for providing advice in relation to the Offer.

Lehman Brothers Europe Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for ABN AMRO Holding N.V.
and no-one else in connection with the Offer and will not be responsible to anyone other than ABN AMRO Holding N.V. for providing the protections afforded to clients of Lehman Brothers Europe Limited nor for providing advice in relation to the Offer.

Morgan Stanley & Co. Limited is acting exclusively for ABN AMRO Holding N.V. and for no one else in connection with the Offer and will not be responsible to anyone other than ABN AMRO Holding N.V. for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Offer.

N M Rothschild & Sons Limited is acting as financial adviser exclusively to ABN AMRO Holding N.V. and to no one else in connection with the Offer and will not regard any other person as a client in relation to the Offer and will not be responsible to anyone other than ABN AMRO Holding N.V. for providing the protections afforded to the clients of N M Rothschild & Sons Limited nor for providing advice in relation to the Offer.

UBS Limited is acting as financial adviser exclusively to ABN AMRO Holding N.V. and to no one else in connection with the Offer and will not regard any other person as a client in relation to the Offer and will not be responsible to anyone other than ABN AMRO Holding N.V. for providing the protections afforded to the clients of UBS Limited nor for providing advice in relation to the Offer.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser exclusively to the Supervisory Board of ABN AMRO Holding N.V. and to no one else in connection with the proposed merger and will not be responsible to anyone other than the Supervisory Board of ABN AMRO Holding N.V. for providing the protections afforded to the clients of Goldman Sachs International nor for providing advice in relation to the Offer.

This announcement is published in the Dutch and English language. The English version of the announcement is the only authentic text and shall prevail over the Dutch text in the event of any contradictions between the two versions.


                                   APPENDIX I


            Pro Forma Financial Information to be filed with the SEC


In addition, in order to satisfy its disclosure obligations under US securities laws Barclays expects to file today with the SEC a Current Report on Form 6-K which contains, among other things, certain pro forma financial information for Barclays relating to the proposed combination with ABN AMRO. ABN AMRO is also preparing to file with the SEC a Current Report on Form 6-K which contains certain pro forma financial information for ABN AMRO prepared in connection with the proposed sale of LaSalle to Bank of America. Both the Barclays and ABN AMRO Current Reports on Form 6-K will be available on the SEC's website at www.sec.gov.


The pro forma financial information to be filed with the SEC reflects certain assumptions about the proposed combination and includes appropriate adjustments to account for the events directly associated with the proposed combination, but does not include any potential revenue and cost synergies. If the proposed combination does occur, the pro forma financial adjustments, may be subject to material changes, including as a result of a final determination of the fair value of the consideration to be provided and the fair values of assets acquired and liabilities assumed.


                                  APPENDIX II


                        Sources and Bases of Information


Save as otherwise stated, the following constitute the bases and sources of certain information referred to in this announcement:


1. The values placed on the entire issued ordinary share capital of ABN AMRO by the Offer and the proportion of the combined group which will be owned by ABN AMRO ordinary shareholders and Barclays ordinary shareholders are based on 1,852,448,094 ABN AMRO ordinary shares (as at 18 April 2007) and 6,542,555,046 Barclays ordinary shares in issue as at 20 April 2007.


2. The reference to significant and sustained future incremental earnings growth for shareholders of the combined group is not intended, nor should it be construed, as a profit forecast or be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.


3. References to the combined group's cash earnings are references to profit after tax and minority interests excluding the amortisation of the combined group's identifiable intangible assets and integration costs incurred in connection with the merger.


4. The available analysts' median forecast of ABN AMRO's earnings for 2010 is EUR5394m. This has been adjusted to remove the proportion of earnings relating to the LaSalle business being disposed (the LaSalle business represents substantially all the profits of Business Unit North America
     ("BUNA")). This proportion has been assumed to be 21.7% based on the average contribution forecast by analysts of EUR1052m to be made by BUNA to ABN AMRO's consensus forecast earnings of EUR4853m in 2009 (being the last year for which analysts split out the contribution of BUNA). This has then been used to calculate the expected return on investment for 2010. The calculation also takes into account interest income on retained capital, the potential cost synergies and revenue benefits arising from the merger, the associated restructuring cost and the consideration paid, less approximately EUR12bn distributed to shareholders taking into account the excess capital released by the sale of LaSalle. Neither the reference to ABN AMRO's earnings for 2010 nor the return on investment statement are intended, nor should they be construed, as a profit forecast or be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.


5. The total consideration of EUR67,151m is based on the closing price of Barclays ordinary shares on 20 April 2007.


6. The implied price to earnings multiple has been calculated using 2006 profit attributable to ABN AMRO shareholders of EUR4,715 million.


7. The implied price to book multiple has been calculated using equity attributable to ABN AMRO shareholders as at 31 December 2006 of EUR23,597 million.


8. All share prices quoted for ABN AMRO and Barclays shares are closing prices, derived from Reuters.


9. The exchange rate used in this announcement is EUR 1.4739 : GBP1.00 as published in the Financial Times on 21 April 2007


10. The financial information relating to Barclays has been extracted from its consolidated audited annual accounts for the years to which such information relates and the interim unaudited financial statements for the relevant periods as published by Barclays, all of which are prepared in accordance with IFRS.


11. The financial information relating to ABN AMRO has been extracted from its consolidated audited annual accounts for the years to which such information relates and the interim and quarterly unaudited financial statements for the relevant periods as published by ABN AMRO for the relevant periods, all of which are prepared in accordance with IFRS.


                                APPENDIX III


                              PRE-OFFER CONDITIONS


- No material adverse change in respect of Barclays or ABN AMRO.

-    No third party has indicated an intention to take any frustrating action.

- All necessary notifications, filings and applications in connection with the Offer have been made and all authorisations required to make the Offer have been obtained.

- The authorisations required to complete the agreement with Bank of America to acquire LaSalle or a sale and purchase agreement with another party with respect to the acquisition of LaSalle have been obtained.

- Barclays and ABN AMRO have received notification from each of the DNB and the FSA confirming that the FSA will be lead supervisor of the combined group and the DNB and the FSA will be the consolidated supervisors of the ABN AMRO and Barclays Groups respectively.

- 60 calendar days have passed following the date that Barclays application under Section 3 of the United States Bank Holding Company Act of 1956, if required, has been accepted for processing.

- Clearances and confirmations from the relevant tax authorities in The Netherlands and the United Kingdom that Barclays will remain UK tax resident have been obtained.

-    All  requisite  employee  consultations  and  information  procedures  with
     employee   representative  bodies  of  Barclays  and  ABN  AMRO  have  been completed.

- All requisite corporate action has been taken in connection with the appointment of certain individuals to the managing board and supervisory board of ABN AMRO Bank N.V., subject to and with effect as of the time the Offer is declared unconditional.

- Neither party becoming subject to any materially burdensome regulatory condition.

- There is no indication that the New Barclays Shares will not be admitted to the Official List of the UKLA, admitted to trading on the main market for listed securities of the LSE, authorised for listing on the LSE, Euronext Amsterdam and the Tokyo Stock Exchange and the New Barclays Shares, and Barclays ADSs representing such shares or a portion thereof have been approved for listing on the NYSE.

- There has been no event, circumstance or series of linked events or circumstances that was not fairly disclosed in the annual reports and the annual accounts for 2006 of ABN AMRO and Barclays respectively or otherwise disclosed and that can reasonably be expected to have a negative impact on the consolidated operating income in 2006 of ABN AMRO or Barclays of 5 per cent. or more.

-    The Merger Protocol has not been terminated.


                                OFFER CONDITIONS


- At least 80 per cent. of the issued ordinary shares of ABN AMRO have been tendered under the Offer or are otherwise held by Barclays.

-    No material adverse change in respect of Barclays or ABN AMRO.

-    No third party has indicated an intention to take any frustrating action.

- All necessary filings, notifications, and applications in connection with the Offer have been made and all authorisations and consents have been obtained and relevant waiting periods have expired.

- The agreement with Bank of America to acquire LaSalle has completed in accordance with its terms or a sale and purchase agreement with another party with respect to sale of LaSalle has completed in accordance with its terms.

- The competent regulatory authorities in the Netherlands have given their declaration of no objection and the FSA has notified its approval of each person who will acquire control over any United Kingdom authorised person which is a member of the combined group or the relevant waiting period has expired.

- Barclays and ABN AMRO have received confirmation from the DNB that it has no objection to the parties proposal for the composition of the Managing Board and Supervisory Board of ABN AMRO Bank N.V. and the FSA has approved the appointment of certain nominated individuals to the board of directors of Barclays Bank PLC following consummation of the Offer.

- The European Commission has declared the Offer compatible with the common market or has granted its approval to the Offer and the applicable waiting period under the HSR Act in relation to the Offer has expired or been terminated.

- Neither Barclays nor ABN AMRO has received any notification from the DNB or the FSA that there is likely to be a change in the supervisory, reporting or regulatory capital arrangements that will apply to the combined group.

- The tax clearances from the relevant UK and Dutch tax authorities have not been withdrawn or amended.

- Confirmation has been given that the New Barclays Shares will be admitted to the Official List of the UKLA, admitted to trading on the main market for listed securities on the Official List of the LSE, authorised for listing on Euronext Amsterdam and the Tokyo Stock Exchange and the New Barclays Shares and the Barclays ADS representing such shares or a portion thereof have been approved for listing on the NYSE.

- The general meetings of shareholders of ABN AMRO and Barclays have passed all agreed or required resolutions.

- There has been no event, circumstance or series of linked events or circumstances that was not fairly disclosed in the annual reports and the annual accounts for 2006 of ABN AMRO and Barclays respectively or otherwise disclosed and that can reasonably be expected to have a negative impact on the consolidated operating income in 2006 of ABN AMRO or Barclays of 5 per cent. or more.

-    The Merger Protocol has not been terminated.